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                             December 18, 2023

       Kenneth Teck Chuan Tan
       Chief Executive Officer
       BeLive Holdings
       29 Media Circle
       Mediapolis 09-06
       Singapore 138565

                                                        Re: BeLive Holdings
                                                            Amendment No.2 to
Draft Registration Statement on Form F-1
                                                            Submitted December
4, 2023
                                                            CIK No. 0001982448

       Dear Kenneth Teck Chuan Tan:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our October 13,
       2023 letter.

       Draft Registration Statement filed December 4, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operation, page
       43

   1. We note your response to prior comment 1 and reissue in part. Because you identify your customer's ability to
increase their own customer base as a key performance metric, please revise to quantify
increases and discuss historical trends in your customers' customer bases for the periods
presented. To the extent such data is not tracked, please clarify how management uses
increases in your customers' customer bases as a key performance metric in the
evaluation of your business.
 Kenneth Teck Chuan Tan
FirstName LastNameKenneth Teck Chuan Tan
BeLive Holdings
Comapany18,
December  NameBeLive
              2023     Holdings
December
Page 2    18, 2023 Page 2
FirstName LastName
Liquidity and Capital Resources, page 49

2. We note your revised disclosure indicates that none of the net assets of your subsidiary in
         Singapore were restricted net assets as such net assets do not form part of the dividends (if any) to be distributed to its respective shareholders. Clarify if you can currently distribute the net assets of your Singapore subsidiary to the parent company through dividends or other means. If not, it does not appear that they should be described as unrestricted. Please revise your disclosure to describe the specific restrictions with respect to your ability to distribute the net assets to the parent company.
Consolidated Financial Statements for the Years Ended December 31, 2022 and
2021
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(q) Revenue Recognition, page F-28

3. Clarify how you determine it is probable that you will collect the consideration to which you are entitled and it is appropriate to recognize revenue. Refer to paragraph 9(e) of
         IFRS 15. Further, based on your response to prior comment 6, it appears that there may
         have been significant changes in your customers    ability to pay.
Clarify why it is
         appropriate to continue to recognize revenue for any customers who are in default, rather than recognize a liability until it is probable that you will collect the consideration. Refer to paragraph 13 of IFRS 15.
Consolidated Financial Statements for the Six Months Ended June 30, 2023 and
2022
12. Trade and Other Receivables, page F-78

4. Your response to prior comment 6 indicates that the entire balance that was greater than
         90 days past due as of December 31, 2022 remains uncollected through the current date and has been fully reserved. Clarify your disclosures to describe how you took into account this default rate in determining your loss allowance for your remaining receivables. Clarify whether your remaining receivables include sales to the same customers that are included in the fully reserved balances and, if so, why it is appropriate that these balances are not fully reserved. Please also disclose your trade receivables by aging category as of the end of the most recent reporting period and the associated loss allowance for each category. Clarify how you determined your expected credit loss for each category taking into consideration your historical default rates and past due status.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.



                                                                 Sincerely,
 Kenneth Teck Chuan Tan
BeLive Holdings
December 18, 2023
Page 3

FirstName LastNameKenneth Teck Chuan Tan
                                           Division of Corporation Finance
Comapany NameBeLive Holdings
                                           Office of Technology
December 18, 2023 Page 3
cc:       Henry Schlueter
FirstName LastName